UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VOLTA INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92873V 102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 92873V 102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON TortoiseEcofin Borrower LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,818,890 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,818,890 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,818,890 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21% (3)
12	TYPE OF REPORTING PERSON OO

(1)	On August 27, 2021, Tortoise Sponsor II LLC dissolved and transferred an aggregate of 8,520,000 shares of Class A common stock to its individual members, of which 3,885,557 shares were transferred to TortoiseEcofin Borrower LLC. TortoiseEcofin Borrower LLC is the record holder of the shares of Class A common stock reported herein. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. Accordingly, TortoiseEcofin Investments, LLC may be deemed to have or share beneficial ownership of the shares of Class A common stock held directly by TortoiseEcofin Borrower LLC.

(2)	Includes 5,933,333 shares of Class A common stock of the Issuer which may be issued upon the exercise of warrants held by TortoiseEcofin Borrower LLC that are presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 152,307,420 shares of Class A common stock of the Issuer outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, and assuming all 5,933,333 warrants of the Issuer beneficially owned by the Reporting Person are exercised to purchase shares of the Issuer’s Class A common stock.

CUSIP No. 92873V 102	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON TortoiseEcofin Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,818,890 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,818,890 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,818,890 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21% (3)
12	TYPE OF REPORTING PERSON OO

(1)	On August 27, 2021, Tortoise Sponsor II LLC dissolved and transferred an aggregate of 8,520,000 shares of Class A common stock to its individual members, of which 3,885,557 shares were transferred to TortoiseEcofin Borrower LLC. TortoiseEcofin Borrower LLC is the record holder of the shares of Class A common stock reported herein. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. Accordingly, TortoiseEcofin Investments, LLC may be deemed to have or share beneficial ownership of the shares of Class A common stock held directly by TortoiseEcofin Borrower LLC.

(2)	Includes 5,933,333 shares of Class A common stock of the Issuer which may be issued upon the exercise of warrants held by TortoiseEcofin Borrower LLC that are presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 152,307,420 shares of Class A common stock of the Issuer outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, and assuming all 5,933,333 warrants of the Issuer beneficially owned by the Reporting Person are exercised to purchase shares of the Issuer’s Class A common stock.

CUSIP No. 92873V 102	13G	Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13G amends, in its entirety, the Schedule 13G originally filed by the undersigned on February 10, 2021.

Item 1(a).	NAME OF ISSUER:

Volta Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

155 De Haro Street, San Francisco, CA 94103

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed by the following entities, all of whom are together referred to herein as the “Reporting Persons”:

(i)	TortoiseEcofin Borrower LLC, a Delaware limited liability company; and

(ii)	TortoiseEcofin Investments, LLC, a Delaware limited liability company.

TortoiseEcofin Borrower LLC is the record holder of the shares of Class A common stock reported herein. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. Accordingly, TortoiseEcofin Investments, LLC may be deemed to have or share beneficial ownership of the shares of Class A common stock held directly by TortoiseEcofin Borrower LLC.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

6363 College Boulevard, Overland Park, KS 66211

Item 2(c).	CITIZENSHIP:

(i)	TortoiseEcofin Borrower LLC – Delaware

(ii)	TortoiseEcofin Investments, LLC – Delaware

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common stock, par value $0.0001 per share (the “Class A common stock”)

Item 2(e).	CUSIP NUMBER:

92873V 102

CUSIP No. 92873V 102	13G	Page 5 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 92873V 102	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2022

TortoiseECOFIN Borrower LLC

/s/ Michelle Johnston
Name:	Michelle Johnston
Title:	Chief Financial Officer

TortoiseECOFIN Investments, LLC

/s/ Michelle Johnston
Name:	Michelle Johnston
Title:	Chief Financial Officer

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 31, 2022

TortoiseECOFIN Borrower LLC

/s/ Michelle Johnston
Name:	Michelle Johnston
Title:	Chief Financial Officer

TortoiseECOFIN Investments, LLC

/s/ Michelle Johnston
Name:	Michelle Johnston
Title:	Chief Financial Officer